Filed Pursuant to Rule 424(b)(3)
File No. 333-268702
Maximum Offering of 35,121,591 Shares
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Supplement No. 6 dated April 25, 2025
to the
Prospectus dated October 25, 2024
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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Priority Income Fund, Inc. (the “Company”) dated October 25, 2024 as amended or supplemented (the “Common Stock Prospectus”). Capitalized terms used but not defined herein shall have the same meaning given them in the Common Stock Prospectus.
You should carefully consider the “Risk Factors” beginning on page 43 of the Common Stock Prospectus before you decide to invest.
Net Asset Value
In connection with our monthly net asset value determination process, as provided in our valuation policies and procedures, we are announcing that the net asset value as of March 31, 2025 is $7.18 per share of our common stock.

Change in Public Offering Price
In connection with our updated net asset value, we are announcing a change in the public offering prices of our common stock as follows: $7.70 per share designated as “Class R,” $7.23 per share designated as “Class RIA,” and $7.18 per share designated as “Class I” from $10.23 per share designated as “Class R,” $9.61 per share designated as “Class RIA,” and $9.54 per share designated as “Class I.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The change in the public offering price is effective as of our April 1, 2025 monthly closing and applies to subscriptions received from February 26, 2025 through March 26, 2025.

Change in Distribution Reinvestment Price
Shares issued pursuant to the Company’s distribution reinvestment plan will be issued at a price of $6.82 per share following a change in the Company’s net asset value per share.

Portfolio Management
The disclosure under the heading “Portfolio Management” beginning on page 100 is deleted in its entirety and replaced with the following:
The management of our investment portfolio is the responsibility of our Adviser and its professionals, which currently includes M. Grier Eliasek, Managing Director of our Adviser and our Chief Executive Officer and President, as well as John F. Barry III and Ga’ash “Josh” Soffer. For more information regarding the business experience of Mr. Eliasek, see “Management—Board of Directors and Executive Officers,” and of Messrs. Barry and Soffer, see “—Investment Personnel” below. For information regarding our securities owned by our Adviser’s professionals, see “Control Persons and Principal Stockholders” in the SAI. Our Adviser’s professionals are not employed by us, and will receive no compensation from us in connection with their portfolio management activities.
Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of Prospect Capital Management, Prospect Administration, Prospect Capital Corporation, and PFLOAT. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in itself to certain management personnel performing services for our Adviser.
Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser:

Name	Entity	Investment Focus	Gross Assets(1)
Prospect Capital Corporation	Business Development Company	Investments in senior secured loans, subordinated debt, unsecured debt, Target Securities and equity of a broad portfolio of U.S. companies	$7.2 billion
Prospect Floating Rate and Alternative Income Fund, Inc.	Business Development Company	Investments in syndicated senior secured first lien loans, syndicated senior second lien loans and, to a lesser extent, subordinated debt	$102.9 million
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(1)Gross assets are calculated as of December 31, 2024.

The SAI provides additional information about our portfolio managers' compensation, other accounts managed and ownership of our shares.
Investment Personnel
Messrs. Barry and Eliasek are assisted by Ga’ash “Josh” Soffer who serves as a Principal for our Adviser.
Information regarding Messrs. Barry and Soffer is set forth below.
John F. Barry III is the Chief Executive Officer of our Adviser with over 35 years of experience as a lawyer, investment banker, venture capitalist and private equity investor, and his service on various boards of directors. In addition to overseeing the Adviser and Prospect Capital Corporation, Mr. Barry has served on the boards of directors of private and public companies, including financial services, financial technology and energy companies. Mr. Barry managed the Corporate Finance Department of L.F. Rothschild & Company from 1988 to 1989, focusing on private equity and debt financing for energy and other companies, and was a founding member of the project finance group at Merrill Lynch & Co. The Company also benefits from Mr. Barry’s experience prior to Merrill Lynch working as a corporate securities lawyer from 1979 to 1983 at Davis Polk & Wardwell, advising energy and finance companies and their commercial and investment bankers. Prior to Davis Polk & Wardwell, Mr. Barry served as Law Clerk to Judge J. Edward Lumbard, formerly Chief Judge of the United States Court of Appeals for the Second Circuit. Mr. Barry’s service as Chief Executive Officer of our Adviser, as Chairman and Chief Executive Officer of Prospect Capital Corporation, as President and Secretary of Prospect Capital Management and as President, Secretary and Managing Director of Prospect Administration provides him with a continuously updated understanding of investment companies, their operations, and the business and regulatory issues facing the Company. Mr. Barry earned his J.D. cum laude from Harvard Law School, where he was an officer of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.
Ga’ash “Josh” Soffer is a Principal of our Adviser and has been in the finance industry since 2004. He is responsible for originating, executing, and managing investments in CLOs and CMBS. From 2018 to 2021, Mr. Soffer was a co-founder and portfolio manager of 1L Investments, a securitized products hedge fund. From 2011 to 2016, he was co-founder and co-chief investment officer of Rion Capital, a fixed income relative value hedge fund specializing in securitized products. Mr. Soffer also held positions in trading and portfolio management at Level Global Investors, UBS AG and AVM LP. He began his career at Merrill Lynch Investment Management. Josh received his BA from the University of Pennsylvania.